                                                Filed Pursuant to Rule 424(b)(3)
                                                SEC File No. 333-64365

PROSPECTUS

                               9,175,000 Shares
                                7th Level, Inc.
                                 Common Stock
                      ------------------------------------

This Prospectus relates to the offer and sale by the holders thereof (the "Selling Stockholders") of an aggregate of 9,175,000 shares of common stock, par value $.01 per share (the "Common Stock"), of 7th Level, Inc. (the "Company") which are outstanding or which will be issued upon the exercise of certain outstanding warrants to purchase shares of Common Stock or the conversion of certain securities convertible into shares of Common Stock. See "Selling Stockholders" and "Plan of Distribution." The shares of Common Stock offered hereby are sometimes referred to herein as the "Shares."

                      ------------------------------------


The Common Stock is quoted on the NASDAQ National Market System ("NASDAQ") under the symbol SEVL. On October 14, 1998, the closing price of the Common Stock was $2.125 per share.


The Company will not receive any of the proceeds from the sale of the Shares offered hereby (this "Offering"). Expenses of this Offering, estimated at $23,245, are payable by the Company. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate underwriting or brokerage fees, discounts and commissions and similar selling expenses, if any. See "Plan of Distribution."

The Selling Stockholders and intermediaries through whom the Shares are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), with respect to the Shares, and any profits realized or commissions received may be deemed underwriting compensation. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Act.

                      ------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                The date of this Prospectus is October 19, 1998.


                      ------------------------------------

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information concerning the Company may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549; and at the Commission's regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and at Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy statements, information statements and other information regarding issuers that file electronically with the Commission. The address of such site is (http://www.sec.gov). The Common Stock is traded on NASDAQ.

         The Company has filed with the Commission a registration statement on Form S-3 (herein together with all amendments thereto, if any, called the "Registration Statement") under the Act, with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits and schedules thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus or incorporated herein by reference as to the contents of any contract or other documents referred to are not necessarily complete, and are qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

         3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

         4. The Company's Current Reports on Form 8-K dated April 23, 1998 and July 9, 1998.

     5. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to the documents referred to above unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to: 7th Level, Inc., 1201 Richardson Drive, Suite 277, Richardson, Texas 75080,
Attention: Chief Executive Officer, or by telephone (972) 498-8100.

Cautionary Statement pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:

     This Prospectus, including any documents that are incorporated by reference as set forth in "Incorporation of Certain Documents by Reference," contains "forward-looking statements" within the meaning of Section 27A of the Act and
Section 21E of the Exchange Act. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue", "will likely result," or words or phrases of similar meaning. Forward-looking statements involve risks and uncertainties that may cause actual result to differ materially from the forward-looking statements. The risks and uncertainties include, among others, the Company's ability to complete new products at planned costs and on planned schedules, the Company's ability to attract and retain strategic partners, the Company's ability to leverage intangible assets in its technology, the success of the Company's cost reduction strategy and the Company's ability to maintain a sufficient level of financing for its new business strategy. Additional factors which are beyond the Company's control and could influence results include market acceptance of the Company's products and adoption of the Internet as a medium of commerce and communications. See the discussion of the Company's business and description of the various factors that could materially affect the ability of the Company to achieve the anticipated results which are included in the Company's periodic reports which are incorporated herein by reference.

                                   THE COMPANY

         The Company is a developer of leading-edge Internet software. In April 1998, the Company entered into a comprehensive distribution agreement with RealNetworks whereby RealNetworks will distribute the Company's Agent 7 technology. Also in April 1998, the Company entered into a strategic distribution agreement with WaveTop, a division of WavePhore, Inc. Agent 7 is the first software tool of its kind for preparing and streaming intelligent, interactive animated characters over the Internet. In addition to Agent 7, the Company is developing a complete line of software products which provide the end user with intelligent templates, reusable content libraries and specialized analysis techniques to greatly reduce the effort and skills required to prepare rich media for delivery over the Internet. The Company continues to explore potential strategic alliances or other arrangements to maximize stockholder value. Additional information on 7th Level is available via the Company web site at www.7thlevel.com. The Company's principal executive offices are located at 1201 Richardson Drive, Suite 277, Richardson, Texas 75080, telephone (972) 498-8100.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Shares hereunder. All proceeds will be received by the Selling Stockholders.

                                 DIVIDEND POLICY

         No cash dividends have ever been declared by the Company on the Common Stock. The Company intends to retain earnings to finance the development and growth of its business. Accordingly, the Company does not anticipate that any cash dividends will be declared on the Common Stock for the foreseeable future. Future payment of cash dividends, if any, will depend upon the Company's financial condition, results of operations, business conditions, capital requirements, restrictions contained in agreements, future prospects and other factors deemed relevant by the Company's Board of Directors.

                              SELLING STOCKHOLDERS

The following securities are covered by this Prospectus:

     1. The resale by the respective holders thereof of up to 4,175,000 Shares that have been acquired upon the exercise of warrants granted by the Company in connection with certain private placements by the Company (the "Private Placements").

     2. The resale by the respective holders thereof of up to 5,000,000 Shares that have been, or may be, acquired upon the conversion of the Company's Series B Convertible Preferred Stock.

     3. The resale by East-West Capital Associates, Inc. ("Capital") of up to 200,000 Shares that may be acquired upon the exercise of a warrant granted by the Company in connection with a consulting agreement (the "Capital Warrant").

     4. The resale by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") of up to 800,000 Shares that may be acquired upon the exercise of a warrant granted by the Company in connection with an engagement letter executed in November 1997, with respect to the Company's private placement of debt or equity securities (the "Engagement Letter").

         The Shares offered hereby are being sold by the Selling Stockholders. The table below sets forth, as of July 28, 1998 and as adjusted to reflect the sale of the Shares, certain information regarding the ownership of the Common Stock by the Selling Stockholders. Except as otherwise indicated, the number of shares of Common Stock reflected in the table below has been determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under such Rule, each Selling Stockholder is deemed to beneficially own the number of shares of Common Stock issuable upon, among other things, the exercise of options, if such options are exercisable within sixty days. Where less than all shares of Common Stock beneficially owned by a Selling Stockholder are being registered for sale, the remaining shares of Common Stock, or a portion of them, may already be registered for sale or otherwise freely tradeable.


                                                                   Number of
                                        Beneficial Ownership       Shares to           Beneficial Ownership
                                          of Common Stock          be Sold in             of Common Stock
                                         Prior to Offering          Offering              After Offering
                                         -----------------          --------              --------------
Stockholders                           Number        Percent                             Number      Percent
------------                           ------        -------                             ------      -------
Hare & Co.                            1,875,000       9.64%        1,875,000                  0          *

Stanley I. Aber                          30,000         *             30,000                  0          *

Nevada Anderson, Inc.                   120,000         *            120,000                  0          *

Daniel Silna                            138,750         *            138,750                  0          *

Ozzie Silna                             221,250       1.24%          221,250                  0          *

Entec Associates(1)                     989,158       5.43%          622,500            366,658       2.09%

Mayfirst Associates Ltd.                150,000         *            150,000                  0          *

DNK Investments LLP                     112,500         *            112,500                  0          *

Andrew Schupak(2)                        37,500         *             37,500                  0          *

                                                                   Number of
                                        Beneficial Ownership       Shares to           Beneficial Ownership
                                          of Common Stock          be Sold in            of Common Stock
                                         Prior to Offering          Offering             After Offering
                                         -----------------          --------             --------------

Stockholders                            Number      Percent                            Number      Percent
------------                            ------      -------                            ------      -------
Stephen Leroy Kling &
Rosalyn H. Kling, Trustees
of the S. Lee Kling
Revocable Trust U/T/A
1/20/82                                 120,000         *            120,000               0          *

David Chu                               135,000         *            135,000               0          *

Lance and Ericka Maiss                   18,750         *             18,750               0          *

Eric J. Maiss                            18,750         *             18,750               0          *

CastleRock Partners                     150,000         *            150,000               0          *

Anthony DeLuise**                        52,500         *             52,500               0          *

Marc Cummins**                           52,500         *             52,500               0          *

Safra Catz**                             15,000         *             15,000               0          *

Jack Maier**                             18,750         *             18,750               0          *

David Hurwitz**                          15,000         *             15,000               0          *

Pat McCloskey**                           7,500         *              7,500               0          *

IRA F/B/O Robert E.
Diemar, Jr. DLJSC as
Custodian**                               7,500         *              7,500               0          *

Joe Reece**                              15,000         *             15,000               0          *

Louis Klevan**                           11,250         *             11,250               0          *

Tom Sullivan**                            3,750         *              3,750               0          *

Mark Manson**                            18,750         *             18,750               0          *

Saber Development
Corporation                              15,000         *             15,000               0          *

Talisman Capital, Inc.                   30,000         *             30,000               0          *

                                                                         Number of
                                           Beneficial Ownership          Shares to           Beneficial Ownership
                                             of Common Stock             be Sold in             of Common Stock
                                            Prior to Offering             Offering              After Offering
                                            -----------------             --------              --------------
Stockholders                             Number           Percent                             Number      Percent
------------                             ------           -------                             ------      -------
Mystique Investments Limited             30,000           4.79%            30,000                 0           *

Donaldson, Lufkin &
Jenrette Securities
Corporation/(3)//(4)/                   882,500           4.79%           882,500                 0           *

Alpine Associates, A New
Jersey Limited Partnership            2,700,000          13.31%         2,700,000                 0           *

East-West Capital
Associates, Inc./(5)//(6)/            1,550,000           8.10%         1,550,000                 0           *

-------------------------------
*    Less than 1%
**   Employed by DLJ
(1) Entec Associates - Certain Shares beneficially owned by Entec Associates are subject to a stockholders' voting agreement and irrevocable proxy pursuant to which Robert Alan Ezrin, the Company's Vice Chairman of the Board of Directors, has sole voting power with respect to such Shares.
(2) Andrew Schupak is the son of Donald Schupak, the Company's Chairman of the Board of Directors.
(3) Certain Shares attributed to DLJ are registered in the name of DLJ's affiliates including DLJ Capital Corp. and DLJ Fund Investment Partners II, LP.
(4) DLJ currently acts as the Company's financial advisor and was retained by the Company to act as its placement agent pursuant to the Engagement Letter.
(5) 166,667 Shares reflected in the number of Shares beneficially owned by Capital will not vest within the next 60 days, but will vest ratably (1/36 of 200,000 each month) until April 30, 2001.
(6) Capital - All of the shares of Capital are owned by The Mervyn Adelson Trust U/T/A dated September 29, 1992, of which Merv Adelson, a director of the Company, is the trustee.

                              PLAN OF DISTRIBUTION

         The Company is registering the Shares on behalf of the Selling Stockholders. The Selling Stockholders who hold their Shares may sell their Shares from time to time.

         As used herein, "Selling Stockholders" includes donees and pledgees selling Shares received from a named Selling Stockholder after the date of this Prospectus. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company.
Underwriting or brokerage commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the Selling Stockholders. Sales of Shares may be effected by Selling Stockholders from time to time in one or more types of transactions (which may include block transactions) on NASDAQ, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the Shares, through short sales of Shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Usual and customary or specifically negotiated underwriting or brokerage fees, discounts and commissions may be paid by the Selling Stockholders in connection with such sales of Shares. Such transactions may or may not involve brokers or dealers. The Company is not aware of any Selling Stockholders which have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Shares, nor is the Company aware of any underwriter or coordinating broker acting in connection with the proposed sale of Shares by the Selling Stockholders.

         The Selling Stockholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The Selling Stockholders and any broker-dealers that act in connection with the sale of Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act, and any commissions received by such broker-dealers and any profit on the resale of the Shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Act. The Company has agreed to indemnify each Selling Stockholder against certain liabilities, including liabilities arising under the Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Act.

         Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Act. The anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to the sale of Shares by the Selling Stockholders in the market.

         At the time a particular offer of the Shares offered hereby is made, to the extent required, a supplement to this Prospectus will be distributed (or, if required, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed) which will identify the specific Shares being offered and set forth the aggregate amount of Shares being offered, the purchase price and the terms of the offering, including the name or names of the Selling Stockholders and of any underwriters, dealers or agents, the purchase price paid by any underwriter for Shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

         Pursuant to that certain Registration Rights Agreement granting registration rights to certain Selling Stockholders, which was executed in connection with the Private Placements, the Company will use its best efforts to keep the Registration Statement, of which this Prospectus forms a part, continuously effective under the Act.

         The certificates representing the Shares offered hereby contain legends as to their restricted transferability. Upon the effectiveness of the Registration Statement, of which this Prospectus forms a part, and the transfer of the Shares pursuant thereto, such legends will no longer be necessary, and accordingly, new certificates representing such Shares will be issued to the transferee without any such legends unless otherwise required by law.

         Selling Stockholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Act, provided they meet the criteria and conform to the requirements of such Rule.

                                  LEGAL MATTERS

         The legality of the Shares offered hereby will be passed upon for the Company by Swidler Berlin Shereff Friedman, LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements and financial statement schedule of the Company, as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that the Company has suffered recurring losses since inception and does not currently have sufficient resources to meet its anticipated operating requirements during 1998, which conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.













TABLE OF CONTENTS
                                                                           Page
                                                                           ----

Available Information.........................................................2
Incorporation of Certain Documents
         by Reference.........................................................2
The Company...................................................................4
Use of Proceeds ..............................................................4
Dividend Policy ..............................................................4
Selling Stockholders .........................................................4
Plan of Distribution .........................................................7
Legal Matters ................................................................9
Experts ......................................................................9


                                 7th Level, Inc.


                                9,175,000 Shares
                                  Common Stock





                                   PROSPECTUS






                                October 19, 1998